Exhibit 16.1

                    [Letterhead oF Beckstead and Watts, LLP]


October 13, 2005

Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

The firm of Beckstead and Watts, LLP was previously principal accountant for American Golden Century Investments, Inc. (formerly Portage Partners, Inc.) (the "Company") and reported on the financial statements of the Company for the years ended December 31, 2003 and 2002. On October 12, 2005, we were notified that we were dismissed by the Company as principal accountants. We have read the Company's statements included under Item 4 of its Form 8-K dated October 13, 2005, and we agree with such statements except that we cannot confirm or deny that the appointment of was Hansen, Barnett & Maxwell approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Very truly yours,

/s/ Beckstead and Watts, LLP

Beckstead and Watts, LLP